20007911

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48416

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lombard International Distribution Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 Market Street, 54th Floor
(No. and Street)

Philadelphia (City) — Pennsylvania (State) — 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd R. Miller — (484) 530-4837
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2005 Market Street, Suite 700 (Address) — Philadelphia (City) — PA (State) — 19103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Todd R. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lombard International Distribution Company, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Donna M. Brown, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires Oct. 24, 2021
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

Vice President, Controller, Chief Financial Officer and Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Financial Statements

December 31, 2019

(With Independent Registered Public Accounting Firm Report Thereon)

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Table of Contents

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Lombard International Distribution Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lombard International Distribution Company (the Company) as of December 31, 2019, the related statements of operations, shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2016.
February 27, 2020

A member firm of Ernst & Young Global Limited

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Statement of Financial Condition

December 31, 2019

Assets

Cash	$	533,264
Right-of-use office operating lease asset		139,857
Prepaid expenses		61,481
Leasehold improvements		5,509
Net deferred tax assets		5,277
Total assets	$	745,388

Liabilities and Shareholder's Equity

Liabilities:		
Office operating lease liability	$	139,857
Accounts payable and accrued expenses		46,323
Income taxes payable		33,283
Total liabilities		219,463
Shareholder's equity:		
Common stock, $25 par value; 1,000 shares authorized, issued, and outstanding		25,000
Additional paid-in capital		239,375
Retained earnings		261,550
Total shareholder's equity		525,925
Total liabilities and shareholder's equity	$	745,388

See accompanying notes to financial statements.

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Statement of Operations

Year ended December 31, 2019

Revenues:	
Concessions on variable insurance products	$ 9,030,591
Administrative fee income (note 2)	707,916
Total revenues	9,738,507
Expenses:	
Commissions on variable insurance products	9,030,591
General operating expenses (note 2)	583,187
Total expenses	9,613,778
Income from operations before income taxes	124,729
Income tax expense	31,894
Net income	$ 92,835

See accompanying notes to financial statements.

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Statement of Shareholder's Equity

Year ended December 31, 2019

	Common stock	Additional paid-in capital	Retained earnings (deficit)	Total shareholder's equity
Balance at January 1, 2019	$ 25,000	$ 239,375	$ 168,715	$ 433,090
Net income	-	-	92,835	92,835
Balance at December 31, 2019	$ 25,000	$ 239,375	$ 261,550	$ 525,925

See accompanying notes to financial statements.

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Statement of Cash Flows

Year ended December 31, 2019

Cash flows from operating activities:		
Net income	$	92,835
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		5,217
Increase in deferred income tax assets		(896)
Increase in prepaid expenses		(1,005)
Increase in accounts payable and accrued expenses		13,846
Increase in income taxes payable		1,392
Net cash provided by operating activities		111,389
Increase in cash		111,389
Cash:		
Beginning of year		421,875
End of year	$	533,264
Supplemental disclosures of cash flow information:		
Income taxes paid	$	31,397
Noncash transactions:		
Establishment of right-of-use office lease asset	$	268,820
Establishment of office lease liability		268,820

See accompanying notes to financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Description of Business

Lombard International Distribution Company (LIDC or the Company) is a Delaware company organized on January 26, 1995 and licensed as a securities broker/dealer on January 18, 1996. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Securities and Exchange Commission (SEC). On June 30, 2015, the Company's former ultimate parent, Tiptree Financial Inc., sold Philadelphia Financial Group, Inc. (PFG) and subsidiaries, including Lombard International Distribution Company, to PFG Acquisition Corp., an affiliate of The Blackstone Group L.P. Subsequently, the Company and certain affiliates were transferred to Lombard International US Holdings, Inc., also an affiliate of The Blackstone Group L.P. On September 28, 2015, the Company's name was changed from Philadelphia Financial Distribution Company to Lombard International Distribution Company.

The Company serves as the principal underwriter for variable life insurance policies and variable annuity contracts issued by Lombard International Life Assurance Company (LILAC), an affiliate. Effective July 13, 2012, the Company serves in the same capacity for certain variable life insurance policies and variable annuity contracts for Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company (Hartford). These particular policies and contracts issued by Hartford are administered by Lombard International Administration Services Company, LLC (LIAS), an affiliate of the Company.

The revenues of the Company earned from LILAC and LIAS are concession income and administrative fees. For operational purposes, LILAC pays the commissions on behalf of the Company. As a consequence, the concession income and corresponding commission expenses are presented on a gross basis in the statement of operations.

The Company provides certain administrative services to LILAC and LIAS, for which it receives an administrative fee. The Company reimburses LILAC and LIAS at cost for services and facilities provided to the Company for conduct of its operations.

Effective July 1, 2017, the Company entered into an insurance intermediary agreement with Lombard International Assurance S.A. (LIA), a Luxembourg-based insurance carrier affiliate, and Akaan Lombard International Brokers, Inc. (ALIB), an affiliated Florida registered insurance agency. Under the terms of the insurance intermediary agreement, the Company is eligible to receive a per contract fee for policies sold under the terms of the agreement as compensation for compliance responsibilities.

Effective November 21, 2018, the Company entered into a selling agreement with PRUCO SECURITIES, LLC, Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey (referred to collectively as "Pruco"). Under the selling agreement, the Company will solicit applications for specified variable life insurance contracts issued by Pruco. The Company has supervisory and compliance responsibilities over its registered representatives engaged in the sale and distribution of the contracts issued under this selling agreement. The Company is eligible to receive compensation for the sale and retention of contracts issued under this selling agreement.

The Company does not hold customer accounts.

(b) ***Basis of Presentation***

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The single-year presentation is in accordance with Securities and Exchange Commission (SEC) Rule 17a-5.

(c) ***Cash***

Cash consists of demand deposits placed with a financial institution.

(d) ***Leasehold Improvements***

Leasehold improvements are stated at cost, net of accumulated amortization. Amortization is calculated on a straight-line basis over the term of the lease.

(e) ***Income Taxes***

The Company accounts for income taxes under the provisions of ASC 740, *Income Taxes*. ASC 740 requires an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. ASC 740 allows recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized.

Until June 30, 2015, the Company filed a consolidated federal tax return with PFG and another affiliate. Effective June 30, 2015, the Company files a consolidated federal tax return with Lombard International US Holdings, Inc. and certain other affiliates. The Company files state income tax returns on a standalone basis.

The Company and Lombard International US Holdings, Inc. are parties to a tax-sharing agreement. Pursuant to the terms of the agreement, the Company will be reimbursed for net operating losses generated by the Company and utilized in the consolidated federal tax return.

As required, the Company assesses the need to recognize a liability related to uncertain tax positions. As of December 31, 2019, the Company has not identified any significant uncertain tax positions. If interest or penalty is determined to be necessary, these amounts would be recognized with the income tax provision.

(f) ***Revenue Recognition***

The Company recognizes revenue from contracts with customers in accordance with Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* (Topic 606). Revenue from contracts with customers consists of variable product concession income, distribution expenses, administrative fees and origination fees.

(g) *New Accounting Pronouncements*

On February 25, 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842), which requires balance sheet recognition of lease assets and lease liabilities by lessees. ASU 2016-02 applies to all companies and is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The adoption of the standard did not have a material effect on the Company's financial statements.

On December 18, 2019, the FASB issued ASU 2019-12, *Income Taxes* (Topic 740): *Simplifying the Accounting for Income Taxes*, which simplifies the accounting for income taxes. ASU 2019-12 is effective for public business entities for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted for all entities. The Company has evaluated the effects of the standard on its financial statements and related disclosures and has determined that adoption of the standard will not have a material effect on the Company's financial statements.

(h) *Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Transactions With Affiliates

Effective July 1, 2012, the Company entered into an operational agreement with LILAC and LIAS. Under the terms of the agreement, the Company agreed to reimburse LILAC and LIAS at cost for services and facilities provided by LILAC and LIAS to the Company. Additionally, the Company will reimburse LILAC and LIAS for any direct expenses incurred by the Company but paid by LILAC and LIAS. Under the terms of the agreement, LILAC and LIAS will pay an administrative fee to the Company as compensation for services provided by the Company to LILAC and LIAS. The agreement has been amended annually for changes in costs of services and facilities provided as well as administrative fees charged. During 2019, the Company reimbursed LILAC and LIAS for services and facilities costs of $243,096 and $182,916, respectively. During 2019, the Company received administrative fees from LILAC and LIAS of $462,348 and $245,568, respectively.

There were no fees received from LIA during 2019 under the insurance intermediary agreement.

The Company reported no receivables or payables to affiliates at December 31, 2019.

Amounts reported in the Statement of Financial Condition related to transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its parent. Receivables and payables with affiliates are settled in cash on a regular basis.

(3) Revenue From Contracts With Customers

The Company adopted Topic 606 effective January 1, 2018 on a modified retrospective basis.

The variable product concession income is variable in nature in that the amount earned is contingent upon net asset value of the underlying investment funds. For variable amounts, as the uncertainty is dependent on the value of the underlying investment funds at future points in time as well as customer behavior, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the customer activities are known. As a consequence, the Company recognizes variable product concession income on the trade date as the performance obligation is satisfied.

The distribution fee is an up-front fee that is recognized upon completion of the performance obligation, which is the collection of premium from the policyowner. The revenue is fully constrained based on customer behavior in terms of the timing and amounts of premiums paid. As a consequence, the Company concluded that the revenue is fully constrained pursuant to Topic 606 and is recognized on the trade date as the performance obligation is satisfied. The distribution fee is presented in concession income in the statement of operations.

Administrative fees are earned and recorded as administrative services are provided to the affiliated entities. The services are those that a broker/dealer would ordinarily provide to its clients in the course of its role as a broker/dealer, which would include acting as principal underwriter for variable insurance contracts and supervision and licensing of registered representatives. The transaction price, in the form of a monthly fee, is negotiated annually to ensure that the costs of operating the Company are covered such that there is no intentional profit earned by any of the parties to the contract. The performance obligations are not separately defined in the contract to enable an allocation of revenue. The specific duties performed by the Company are bundled services that are not distinct in a way that would enable separate pricing. The services are provided over time, often on an as needed basis and can't readily be measured in terms of progress. The monthly administration fee is fixed and paid regardless of the level of services performed by the Company in any given month. Consequently, the Company accounts for the services as a single performance obligation and recognizes administrative fee income monthly as the performance obligation is satisfied.

Origination fees are earned and recorded when policies are sold by registered representatives of the Company in accordance with an insurance intermediary agreement with a European-based affiliated life insurer. The origination fee is an up-front fee that is recognized upon completion of the performance obligation, which is the issuance of a covered policy by the affiliated life insurer. The revenue is fully constrained based on customer behavior in terms of when a policy is purchased and revenue is recognized on the trade date as the performance obligation is satisfied. Origination fees are presented in concession income in the statement of operations.

Revenues earned from contracts with customers during 2019 were as follows:

Concessions on variable insurance products issued by affiliates	$9,030,591
Administrative fee income earned from affiliates	707,916
Compensation received from sale of third party contracts	-
Total	$9,738,507

The Company did not incur costs to secure the contracts. The revenues were earned on transactions with affiliates occurring exclusively in the United States of America, with no foreign revenues reported during 2019. There were no impairment losses or credit losses recorded during 2019.

(4) Regulatory Matters

Net Capital Requirement

The Company is a limited securities broker/dealer with FINRA and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1.) Rule 15c3-1 requires maintenance of minimum net capital. Because the Company holds no customer accounts, the rule requires the Company to maintain net capital of no less than $5,000. As of December 31, 2019, the Company had net capital, as defined, of $453,658.

(5) Exemption from Reserve Requirements

Under SEC Rule 15c3-3(k)(1)(i), the Company is exempt from a requirement to maintain reserves for the exclusive benefit of its customers. As of and for the year ended December 31, 2019, the Company was in compliance with the conditions of this exemption.

(6) Income Taxes

The income tax expense (benefit) for 2019 was as follows:

Federal income tax expense (benefit):		
Current	$	25,451
Deferred		(687)
Federal income tax expense		24,764
State income tax expense (benefit):		
Current		7,338
Deferred		(208)
State income tax expense		7,130
Total income tax expense	$	31,894

A reconciliation of the effective tax rate differences was as follows:

Federal tax rate times pretax income	$	26,193
Effect of:		
State income tax		5,632
True up to prior year returns		1
Permanent differences		68
Income tax expense	$	31,894
Effective tax rate		25.57%

The effective tax rate is the ratio of tax expense over pretax income. Other items include permanent adjustments.

The income tax asset (liability) was as follows at December 31, 2019:

Federal income tax asset (liability):		
Current	$	(25,451)
Deferred		4,048
Federal income tax asset (liability)		(21,403)
State income tax asset (liability):		
Current		(7,832)
Deferred		1,229
State income tax asset (liability)		(6,603)
Total current income tax asset (liability)		(33,283)
Total deferred income tax asset (liability)		5,277

Significant components of the deferred tax assets and liabilities at December 31, 2019 were as follows:

Deferred tax assets		
Lease liability	$	37,761
Depreciation		4,099
Deferred rent		1,437
Total deferred tax assets		43,297
Deferred tax liabilities		
Lease asset		(37,761)
Other		(259)
Total deferred tax liabilities		(38,020)
Net deferred tax asset	$	5,277

Current federal and current state income taxes payable are included in Income Taxes Payable on the Statement of Financial Condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2019, the Company concluded that it was more likely than not that its gross deferred tax assets will reduce taxes payable in future years; therefore, no valuation allowance was necessary.

LIDC is subject to examination by U.S. federal, state, local and non-U.S. income authorities. We are currently not under examination by the Internal Revenue Service, however tax years 2016 and forward remain open.

There are no uncertain tax positions related to the Company in the current year.

(7) Leasehold Improvements

Cost and accumulated amortization of leasehold improvements as of December 31, 2018 are as follows:

Cost	$22,733
Accumulated amortization	(17,224)
	$ 5,509

Amortization expense was $5,217 for 2019.

(8) Leases

The Company entered into a lease agreement for a home office property for the period June 1, 2017 to December 31, 2020. The lease agreement does not contain a renewal option.

Effective January 1, 2019, the Company adopted ASU 2016-02, *Leases* (Topic 842), which requires balance sheet recognition of lease assets and lease liabilities by lessees.

Upon adoption of ASU 2016-02, the Company elected the transition practical expedient of continuing to classify this lease as an operating lease.

The Company chose a discount rate of 5.1%, which is the rate on debt issued by the Company's ultimate parent, LIA Holdings Ltd.

Operating lease cost was as follows for the year ended December 31, 2019:

Operating lease cost	$ 137,781
Lease cost allocated from affiliates	20,904
Lease cost allocated to affiliate	(138,935)
Total lease cost	$ 19,750

Operating cash flows from the operating lease were payments totaling $137,781 for the year ended December 31, 2019.

Upon adoption of ASU 2016-02 on January 1, 2019, the right-of-use asset established in exchange for the operating lease liability was $268,820.

The following is a reconciliation of contractual lease payments to the operating office lease liability as of December 31, 2019:

Undiscounted remaining lease payments through 2019	$143,104
Discount rate	5.1%
Present value of payments	$139,857
Lease liability	$139,857
Difference between undiscounted cash flows and discounted cash flows	$ 3,247

(9) Commitments and Contingencies

The Company is involved in various legal proceedings, litigation, and threatened litigation arising in the ordinary course of business. In the opinion of management, based on current information, future developments involving the ultimate disposition of threatened litigation will not have a material effect on the financial position of the Company.

(10) Subsequent Events

The Company has evaluated subsequent events through February 27, 2020, the date the financial statements were issued.

SUPPLEMENTAL INFORMATION

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Schedule 1

Computation of Net Capital and Aggregate
Indebtedness under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2019

Computation of net capital:		
Total stockholder's equity from statement of financial condition	$	525,925
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		525,925
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		525,925
Deductions and/or charges:		
Nonallowable assets:		
Leasehold improvements		5,509
Prepaid expenses		61,481
Deferred income taxes		5,277
Total deductions and/or charges		72,267
Net capital before haircuts on securities		453,658
Haircuts on securities (pursuant to Rule 15c3-1(f))		-
Net capital	$	453,658
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	46,323
Income taxes payable		33,283
Payable to affiliates		-
Items not included in statement of financial condition		-
Total aggregate indebtedness	$	79,606
Computation of basic net capital requirement:		
Minimum net capital required (based upon aggregate indebtedness)	$	5,307
Minimum dollar requirement		5,000
Net capital requirement		5,307
Excess net capital		448,351
Ratio aggregate indebtedness to net capital		17.55%

Reconciliation with Company's Computation of Net Capital on Form X-17A-5 as of December 31, 2019

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Schedule 2

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities Exchange Act of 1934

December 31, 2019

The Company claims an exemption from Rule 15c3-3 under Section (k) (1).

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Schedule 3

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the
Securities Exchange Act of 1934

December 31, 2019

The Company claims an exemption from Rule 15c3-3 under Section (k) (1).

One Liberty Place
1650 Market Street, 54th Floor
Philadelphia, PA 19103
484 530 4800
lombardinternational.com

LOMBARD
INTERNATIONAL

February 28, 2020

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

RE: Lombard International Distribution Company

Dear Sir/Madam:

Enclosed please find two copies each of the FOCUS Form X-17A-5, Part III and a signed and notarized Oath or Affirmation along with the audited financial statements for the year ended December 31, 2019 for Lombard International Distribution Company. Also included are two copies of the Exemption Report for the period January 1, 2019 through December 31, 2019.

If you have any questions related to this filing, please feel free to call me at (484) 530-4837.

Sincerely,

Todd R. Miller

Todd R. Miller
Vice President, Controller, Chief Financial Officer and Treasurer

Enclosures

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Lombard International Distribution Company

We have reviewed management's statements, included in the accompanying Lombard International Distribution Company's Exemption Report, in which (1) Lombard International Distribution Company (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision in 17 C.F.R. § 240.15c3-3: (k)(1) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2020

A member firm of Ernst & Young Global Limited

Lombard International Distribution Company's Exemption Report

Lombard International Distribution Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under 17 C.F.R. § 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1, 2019 to December 31, 2019 without exception.

I, Todd R. Miller, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Lombard International Distribution Company

Todd R. Miller
Vice President, Controller, Chief Financial Officer and Treasurer

February 26, 2020

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MAR 02 2020

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Lombard International Distribution Company

We have reviewed management's statements, included in the accompanying Lombard International Distribution Company's Exemption Report, in which (1) Lombard International Distribution Company (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision in 17 C.F.R. § 240.15c3-3: (k)(1) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2020

A member firm of Ernst & Young Global Limited

Lombard International Distribution Company's Exemption Report

Lombard International Distribution Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under 17 C.F.R. § 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1, 2019 to December 31, 2019 without exception.

I, Todd R. Miller, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Lombard International Distribution Company

Todd R. Miller
Vice President, Controller, Chief Financial Officer and Treasurer

February 26, 2020